August 2013 Pricing Sheet dated August 16, 2013 relating to Preliminary Terms No. 1,014 dated August 15, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

Trigger PLUS Based on a Basket Consisting of Two Indices and an Exchange-Traded Fund due August 21, 2015
Trigger Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – AUGUST 16, 2013
Issuer:	Morgan Stanley
Maturity date:	August 21, 2015
Original issue price:
Stated principal amount:	$10 per Trigger PLUS
Pricing date:	August 16, 2013
Original issue date:	August 21, 2013 (3 business days after the pricing date)
Aggregate principal amount:	$5,000,000
Interest:	None

Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	Russell 2000® Index (the “RTY Index”)	RTY	35%	1,024.30	0.034169677
	EURO STOXX 50® Index (the “SX5E Index”)	SX5E	35%	2,854.27	0.012262330
	Shares of the Vanguard FTSE Emerging Markets ETF (the “VWO Shares”)	VWO	30%	$39.27	0.763941940

	We refer to the RTY Index and the SX5E Index, collectively, as the underlying indices, and the VWO Shares as the underlying shares and, together with the underlying indices, as the basket components.

Payment at maturity (per Trigger PLUS):	If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
If the final basket value is less than or equal to the initial basket value but is greater than the trigger level: $10

If the final basket value is less than or equal to the trigger level: $10 × the basket performance factor
This amount will be less than the stated principal amount of $10 and will represent a loss of at least 29%, and possibly all, of your investment.

Leveraged upside payment:	$10 × leverage factor × basket percent increase
Leverage factor:	150%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Trigger level:	71% of the initial basket value.
Maximum payment at maturity:	$12 per Trigger PLUS (120% of the stated principal amount)
Initial basket value:
100, which is equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for each of the basket components, each of which was determined on the pricing date.

Final basket value:	The basket closing value on the valuation date.
Valuation date:	August 18, 2015, subject to postponement for non-index business days or non-trading days, as applicable, and certain market disruption events.
Basket closing value:
The basket closing value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.

Basket component closing value:
In the case of each underlying index, the index closing value as published by the index publisher.  In the case of the underlying shares, the closing price of one underlying share times the adjustment factor.

Multiplier:
The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the Trigger PLUS.  See “Basket—Multiplier” above.

Adjustment factor:	1.0, subject to adjustment for certain events affecting the underlying shares.
Listing:	The Trigger PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	61762P617 / US61762P6170
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.638 per Trigger PLUS. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per Trigger PLUS	$10	$0.1125	$9.8875
Total	$5,000,000	$56,250	$4,943,750
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.1125 for each Trigger PLUS they sell. For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms
The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The Trigger PLUS are not sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in the Trigger PLUS.

“EURO STOXX 50®” and “STOXX 50®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley.  The Trigger PLUS are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the Trigger PLUS.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,014 dated August 15, 2013
Product Supplement for PLUS dated August 17, 2012
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.